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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  Schedule 13G
                                 (Rule 13d-102)

             Information to be Included in Statements Filed Pursuant to Rules 13d-1(b) and (c) and Amendments Thereto Filed
                              Pursuant to 13d-2(b)

                              (Amendment No. __)(1)




                            RUBIO'S RESTAURANTS, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    78116B102
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                                 (CUSIP Number)


                                DECEMBER 31, 1999
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            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)

                        (CONTINUED ON FOLLOWING PAGE(S))

                               (Page 1 of 6 Pages)


----------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------------------------           ----------------------------------
CUSIP NO.                              13G           Page 2 of 6 Pages
-----------------------------------           ----------------------------------

--------------------------------------------------------------------------------
    1.      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                     Rafael Rubio
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    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) |_|
                                                                 (b) |_|
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    3.      SEC USE ONLY

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    4.               CITIZENSHIP OR PLACE OF ORGANIZATION United States.
--------------------------------------------------------------------------------
                                 5.     SOLE VOTING POWER
           NUMBER                                800,000 (1)
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON                -----------------------------------------------
            WITH                 6.     SHARED VOTING POWER
                                                 -0-
                                 -----------------------------------------------
                                 7.     SOLE DISPOSITIVE POWER
                                                 800,000 (1)
                                 -----------------------------------------------
                                 8.     SHARED DISPOSITIVE POWER
                                                 -0-
--------------------------------------------------------------------------------
    9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     800,000 (1)
--------------------------------------------------------------------------------
   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         | |
--------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     9.0% as of February 14, 2000
--------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON*
                     IN
--------------------------------------------------------------------------------
(1) All of the above shares are held by the Rafael K. Rubio and Gloria G. Rubio Family Trust.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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ITEM 1(a).         NAME OF ISSUER:

                   Rubio's Restaurants, Inc.

ITEM 1(b).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   1902 WRIGHT PLACE, SUITE 300
                   CARLSBAD, CA  92008

ITEM 2(a).         NAME OF PERSON FILING:

                   Rafael Rubio

ITEM 2(b).         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                   1902 WRIGHT PLACE, SUITE 300
                   CARLSBAD, CA  92008

ITEM 2(c).         CITIZENSHIP:

                   United States

ITEM 2(d).         TITLE OF CLASS OF SECURITIES:

                   Common Stock, par value $.001 per share

ITEM 2(e).         CUSIP NUMBER:  78116B102


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                   Not Applicable.

ITEM 4.            OWNERSHIP.

                   (a) Amount Beneficially Owned:  See Row 9 of cover page.


                   (b) Percent of Class: See Row 11 of cover page.


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                   (c) Number of Shares as to which such person has:

                   (i) sole power to vote or to direct the vote: See Row 5 of cover page.

                   (ii)  shared power to vote or to direct the vote: -0-.

                   (iii) sole power to dispose or to direct the disposition
                         of: See Row 7 of cover page.

                   (iv) shared power to dispose or to direct the disposition of: -0-

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ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the
                   class of securities, check the following     .

ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON.

                   Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                   Not Applicable.

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                   Not Applicable.

ITEM 9.            NOTICE OF DISSOLUTION OF GROUP.

                   Not Applicable.

ITEM 10.           CERTIFICATIONS.

                   Not Applicable.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 14, 2000


                                         /s/ RAFAEL RUBIO
                                         ---------------------------------
                                         Rafael Rubio